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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three months ended March 31, 2015 and 2014, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2015	2014
Earnings:
Income before taxes	$81,986	$101,874
Fixed charges	74,712	63,145

Total earnings	$156,698	$165,019

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$74,694	$63,128
Estimate of the interest component of rental expense	18	17

Total fixed charges	$74,712	$63,145

Ratio of earnings to fixed charges	2.10	2.61

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES